April 22, 2020

Daniel P. Poneman
President and Chief Executive Officer
Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, Maryland 20817

       Re: Centrus Energy Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2020
           File No. 001-14287

Dear Mr. Poneman:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

PROPOSAL 2. APPROVAL OF THE SECTION 382 RIGHTS AGREEMENT, AS
AMENDED, page 33

1. Please revise to disclose the reasons for and general effect of shareholder approval for
      Proposal 2. In this regard, we note that while the Initial Rights Agreement was approved by your stockholders, it appears that all amendments thereto (i.e., the First Amendment,
      Second Amendment, and Third Amendment) were each adopted without stockholder approval because it was not required under the Rights Agreement. We further note that the Third Amendment approved by the Board and adopted by the Company on April 13,
      2020 changed the Final Expiration Date from April 5, 2022 to June 30, 2021. Please revise to explain why the Board expects to further amend the Rights Agreement to provide that the Final Expiration Date will be August 31, 2020 if the Rights Agreement, as amended, is not approved by stockholders. Please refer to Item 19 of
Schedule 14A.
       We remind you that the company and its management are responsible for the accuracy
 Daniel P. Poneman
Centrus Energy Corp.
April 22, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Lauren
Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



FirstName LastNameDaniel P. Poneman                       Sincerely,
Comapany NameCentrus Energy Corp.
                                                          Division of
Corporation Finance
April 22, 2020 Page 2                                     Office of Energy &
Transportation
FirstName LastName